Exhibit 99.1

Dear Brenmiller Energy Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Brenmiller Energy Ltd. (the “Meeting”), to be held on August 25, 2022 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”).

Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on July 27, 2022 are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Avraham Brenmiller
Chairman of the Board of Directors

July 20, 2022

Brenmiller Energy Ltd.

Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Brenmiller Energy Ltd. (the “Company”) will be held on August 25, 2022 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The following matters are on the agenda for the Meeting:

1.	To approve the adoption of a New Compensation Policy for the Company’s officers and directors.

2.	To approve a grant equity-based compensation and the renewal of the terms of Employment Agreement to Mr. Avraham Brenmiller, the Company’s Chief Executive Officer and the Chairman of the Board of Directors.

3.	To approve the appointment of Ms. Chen Franco-Yehuda as an external director in the Company and her entitlement to compensation.

4.	To approve grants of equity-based compensation for non-executive directors.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” of each of the above proposed resolutions, which are described in the attached proxy statement.

Record Date

Shareholders of record at the close of business on July 27, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

How You Can Vote

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, par value NIS 0.02 per ordinary share (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend.

Shareholders registered as Company’s shareholders in Israel and beneficial owners in the name of a member of Tel Aviv Stock Exchange (“TASE”)

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport, or certification of incorporation. Shareholders who hold shares through members of the TASE and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than August 25, 2022 at 12:00 p.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority, no later than August 25, 2022 at 10:00 a.m. Israel time. You should receive instructions about electronic voting from the TASE member through which you hold your Ordinary Shares.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israel Companies Law 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ofir Zimmerman, Chief Financial Officer of the Company, and/or Avraham Brenmiller, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Sincerely,

Avraham Brenmiller
Chairman of the Board of Directors

July 20, 2022

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 25, 2022

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on August 25, 2022, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value NIS 0.02 per ordinary share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

The presence of any two or more shareholders, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 25, at 6:00 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposals No. 1, 2 and 3 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposal No. 4 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). If Proposal No. 3 will not be approved by the shareholders according to the required majority, Proposal No. 4 cannot be approved as well.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: ofirz@bren-energy.com Any Position Statement received will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 15, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than August 20, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (761,199 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (511,214 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE ADOPTION OF A NEW COMPENSATION POLICY FOR THE COMPANY’S OFFICERS AND DIRECTORS

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, as of August 1, 2017, the Company adopted a compensation policy, for a period of five (5) years (the “Current Policy”).

On May 22, 2022, the Company completed the process of a dual listing on Nasdaq, and the registration of the Company’s securities was completed (the “Nasdaq Listing”), following which, the Company decided that it’s in the best interest of the Company to amend the Current Policy and update its component of compensation, to fit to compensation policies of similar companies in the market. In addition, on August 1, 2022, the Current Policy will expire.

Therefore, on June 20, 2022 and June 23, 2022, the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, reviewed the terms of the Current Policy in depth, compared different components of compensation to companies similar to the Company using a benchmark analysis performed by an independent consultant, and approved and recommended to the shareholders of the Company to approve the adoption of a new compensation policy, in the form attached hereto as Exhibit A (the “New Policy”).

The purpose of the Compensation Policy is to meet the changing legal and business environment where the Company operates, and the compensation needs of its directors and officers. In addition, under section 267A(d) of the Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Policy every three (3) years.

When considering the proposed New Policy, the Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed New Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool.

Pursuant to the proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

A copy of the proposed New Policy is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the New Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

As required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Exhibit A

Brenmiller Energy Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: August 2022

Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on June 20, 2022 and June 23, 2022, the Company’s Compensation Committee and the Board of Directors respectively approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change and does not create a commitment between the company and its office holders.

1.7	For the avoidance of doubt, any compensation of office holders (as defined below), which are controlling shareholders (as the meaning of “control” is defined in the Companies Law- 5759-1999) (the “Companies Law”), may require additional approvals under applicable law.

2.	The Policy

2.1	Definitions

Office Holder- as defined in the Companies Law, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, active chairperson, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder in the position of CEO or subordinate office holder who his / her residency is outside of Israel.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual / one-time / special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder:

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.).

2.5.3	In any case, the basic monthly gross salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position*	Maximum basic monthly gross salary*
Active Chairperson of the Board of Directors (“Active Chairperson”)**	NIS 75,000
Company’s CEO (“CEO”)	NIS 110,000
Subordinate Office holders	NIS 75,000
Foreign office Holder	$75,000

*	The amounts presented above are in respect of a full-time position (other than the Active Chairperson); those amounts shall change in proportion to the scope of position of the office holder.

**	Unless the Active Chairperson hold another position in the Company, in which case he will not be entitled to a double compensation.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.5.5	Relocation terms

Should any of the Company's Israeli resident office Holders be relocated on behalf of the Company to the United States, the Company will be entitled to grant that officer a grant of up to $ 50,000 to cover relocation expenses, in addition to health care expenses as may be from time to time.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer's take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) determined by the Company’s Compensation Committee and after consulting with an insurance expert; and in market conditions and in an immaterial cost at the time of purchasing; or (ii) Shall not exceed a total of $5,000,000.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 400% of the last paid annual premium.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; or (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairperson- up to 6 months advance notice period.

CEO - up to 6 months advance notice period.

Subordinate office holder - up to 6 months advance notice period.

Foreign office holder- up to 6 months advance notice period.

2.6.1.2	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Position	Seniority	Validation of the right from termination of employment / services date
CEO	Upon completion of 3 years of service	Up to 6 months gross salary
Subordinate office holder	Upon completion of 3 years of service	Up to 6 months gross salary

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Personal Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairperson / CEO	0-100%	0-100%	0-25% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100%	0-25% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

A bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairperson and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(l)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate office holder Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Budget and work plan related targets.

(l)	Inventory and Production related targets.

(m)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(n)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an Active Chairperson of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria (regarding a CEO which is a controlling shareholder- subject to shareholders approval).

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairperson (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the Active Chairperson (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the Active Chairperson (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

The Compensation Committee and the Board of Directors may decide to change the measurable targets at any time during the year if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to Active Chairperson and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairperson of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairperson	Up to NIS 450,000 (subject to the provisions of section 2.7.3(1) above)
CEO	Up to NIS 1,000,000 (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to NIS 750,000.

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including an Active Chairperson and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business, including but not limited to: IPO, completion of a merger or sale of operations, material agreement, etc. (the “One-Time Bonus”).

An approval of a One-Time Bonus to the CEO which is not a controlling shareholder, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 3 monthly salaries.

The aggregate amount of One-Time Bonus and annual bonus, other than the CEO, shall not exceed 4 monthly salaries. The One-Time Bonus is separate from the annual bonus.

2.9	Long-term compensation

2.9.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. The principles for the long-term compensation are as follows:

2.9.1.1	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s THE 2013 GLOBAL INCENTIVE OPTION SCHEME (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board’s discretion.

2.9.1.2	Vesting Period- The vesting period will not be less than three year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.9.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan).

It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Transaction”.

2.9.1.4	Exercise Price- The exercise price of the equity-based compensation shall not be less than the average price of the last 30 trading days share price, prior to the grant date.

2.9.1.5	Expiration date - up to ten (10) years from the date of grant.

2.9.1.6	The grant of equity-based compensation will be granted as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.9.1.7	The maximum equity-based compensation value as specified below is for one-year term and shall be calculated on a linear basis:

Maximum amounts as follows:

Role	Active Chairperson	CEO	Subordinate Office holder
Maximum amount	NIS 1,500,000	NIS 2,000,000	NIS 1,500,000

2.9.1.8	the maximum dilution rate at any time will not exceed a rate of 15% of the Company’s issued and outstanding share capital on a fully diluted basis at the time of grant.

2.9.1.9	Other conditions for long-term compensation will be in accordance with the Company’s Option plan or any other long term compensation plan that will be adopted by the Company.

2.10	The ratio between the variable components and the basic salary component[4]

Role	The ratio between the total variable components and the total compensation
Active Chairperson of the Board of Directors	Up to 100%
CEO*	Up to 100%
Subordinate Office Holders, if any	Up to 100%
Foreign Office holders	Up to 100%

*	Subject to applicable law.

2.11	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.11.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO (other than a CEO which is a controlling shareholder) will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.11.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders (other than a Subordinate office holder which is a controlling shareholder) shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of compensation of the office holder.

2.12	Compensation of directors

2.12.1	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as may be from time to time and according to the Company’s rank.

[4]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment.

2.12.2	Directors who also serve as Office Holders will not receive directors compensation in addition to the Office Holders compensation.

2.12.3	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses. In the case of a director (except for external directors) with additional expertise in the Company’s operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed NIS400,000.

2.12.4	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law.

The fair value of securities at the grant date, as reflected in the Company’s financial statements, granted to external directors and independent directors and any other director in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed NIS100,000 of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date, subject to the limitations of the compensation regulations.

2.12.5	All other provisions regarding the long-term compensation that apply to the Company’s Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

2.13	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

2.14	Exchange Rate

Monetary amounts in this Policy that are quoted in $, subject to the applicable currency exchange rates or any exchange rate determined by the Board.

2.15	The ratio between the gross salary of office holders and the gross salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median gross salary between the officers to the other full-time employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average salary[5]	Ratio to Median salary
CEO	3.51	4.11
Subordinate office holders	3.23	3.90

As of the date of the compensation policy in the Company, there are 56 full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Brenmiller Energy Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company.

3.	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

***

[5]	The ratio to the average salary and the median salary refers to the gross salary cost of the employees of Brenmiller Energy Ltd. only, and does not include the cost of the salaries of the officers.

PROPOSAL 2

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION AND THE RENEWAL OF THE TERMS OF EMPLOYMENT AGREEMENT WITH MR. AVRAHAM BRENMILLER, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for Company’s chief executive officer who is also a controlling shareholder in the Company, in accordance to or which exceed the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (by a Special Majority, as defined above), in that order, for a period of three (3) years.

We now seek the shareholder’s approval of the renewal of Mr. Brenmiller’s employment agreement, which will include an updated monthly salary, a grant of equity-based compensation as well as entitlement to annual bonuses subject to achievement of measurable goals, all in accordance with the Company’s Compensation Policy.

General

Mr. Brenmiller founded the Company in Israel in 2012 and served as the Company’s Chief Executive Officer and Chairman of the Board of Directors since then. Mr. Brenmiller has made substantial contributions to the Company’s business and growth. The Compensation Committee and the Board believe that Mr. Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Therefore, on June 20, 2022 and June 23, 2022, The Compensation Committee and the Board of Directors, respectively, approved respectively, and voted to recommend that the shareholders approve to renew Mr. Brenmiller’s Employment Agreement for a period of three (3) years as of August 1, 2022, as follows (“Mr. Brenmiller’s Terms of Compensation”):

●	Monthly Salary- Mr. Brenmiller’s monthly gross salary will be in the amount of NIS 37,000 (approximately $10,600), for employee capacity of 100%.
●	Social Benefits and Car Expenses- Mr. Brenmiller’s gross salary shall serve as the basis for deductions and contributions to pension arrangement, the advanced study fund and for the calculation of all social benefits to which Mr. Brenmiller is entitled.
●	Mr. Brenmiller will be provided for his use a private car (with a car value of up to NIS 9,000 (approximately $ 2,600) in accordance with the Company's car policy as shall be updated from time to time. The Company shall bear all costs and expenses related to the car. All amounts paid to employee as car allowance will be grossed-up to cover any tax payments that Mr. Brenmiller may be required to make if such payments shall be taxable to the employee
●	Vacation Days and Convalescence fees- Mr. Brenmiller is entitled to twenty-four (24) vacation days and ten (10) days Convalescence fees.
●	Term and Termination- the employment agreement will be in full force and effect for an unlimited period, subject to the required approvals under applicable law. Either party may terminate this agreement with a written prior notice of six (6) months.
●	Reimbursement of Work Expenses Related to the Performance of Mr. Brenmiller’s Position- In accordance with the Company's policy from time to time.
●	Insurance, Exemption and Indemnification- Mr. Brenmiller is covered under the Company’s D&O insurance and is entitled to exemption and indemnification according to the Company’s policy.
●	Eligibility for Annual Bonuses- Mr. Brenmiller will be eligible to receive an annual bonus for each year in accordance with the maximum amount stated in the Company’s compensation policy, as may be from time to time, subject to all required approvals according to applicable law.

Equity-based compensation- In consideration for his services and contribution as the Company’s Chief Executive Officer, and as an appropriate incentive, on June 20, 2022 and on June 23, 2022 (the “Date of Grant”) the Compensation Committee and Board of Directors (respectively) approved that subject to the Company’s shareholders approval, Mr. Brenmiller will be granted with a total of 225,000 options to purchase up to 225,000 ordinary shares of the Company. equals to a value of approximately NIS 610,000 per year, as of the Grant Date, under the Company’s the 2013 global incentive option scheme (the “Options”).

The Options shall vest during a period of three (3) years, 1/3 at the end of each year, as of the Date of Grant. The exercise price per share shall be NIS 13.78, reflecting the average market share price in the last 30 days prior to the Date of Grant, plus 15%. All other terms of Options shall be in accordance with the terms specified in the Company’s the 2013 global incentive option scheme Plan.

In addition, the Board of Directors will be entitled to determine a partial or a full acceleration mechanism of the Options, in accordance with the terms of the proposed compensation policy and the Company’s Plan.

It is clarified that the renewal of Mr. Brenmiller employment terms refers only to his duty as Chief Executive Officer and that Mr. Brenmiller is not entitled to any compensation as Chairperson. Mr. Brenmiller’s double appointment as CEO and Chairperson is valid until August 1, 2023. According to the Company’s Shareholders approval as of February 9, 2022.

In making its recommendation with regard to the approval of Mr. Brenmiller’s Terms of Compensation, the Compensation Committee and the Board of Directors each have considered: (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Brenmiller; (ii) a benchmark work compared to similar companies (in size and/or market value) performed by an external consultant.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve grant of equity-based compensation and the renewal of employment agreement and Terms of Compensation to Mr. Brenmiller as Company’s CEO for a period of three (3) years, all as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

As required under Israeli law, the enclosed form of proxy requires that you specifically indicate that you are not a controlling shareholder and do not have a personal interest in these proposals. Without indicating to this effect – we will not be able to count your vote with respect to these proposals.

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 3

APPOINTMENT OF MS. CHEN FRANCO-YEHUDA AS AN EXTERNAL DIRECTOR OF THE COMPANY AND HER ENTITLEMENT FOR COMPENSATION

At the Meeting, the Company’s shareholders will be requested to appoint Ms. Chen Franco-Yehuda as an external director of the Company, for a three-year term commencing on the date of the Meeting and her entitlement for compensation.

The Board of Directors recommends to the shareholders to appoint Ms. Chen Franco-Yehuda as an external director due to her level of professional knowledge, experience and expected contribution to the Company.

On July 17, 2022, the Board of Directors has determined that Ms. Chen Franco-Yehuda possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

A brief biographical description for Ms. Chen Franco-Yehuda follows:

Mrs. Franco-Yehuda will serve on our board of directors as of August 2022, subject to the approval of the general meeting of shareholders. Mrs. Franco-Yehuda also serves as CFO, Treasurer, and Secretary of Pluristem Therapeutics Inc. (NASDAQ: PSTI) since March 2019 where she is responsible for managing the financial & corporate strategy, and lead the IT, investor relations, PR and legal departments. She also serves as board member at Plurinuva Ltd., a joint venture established by Pluristem and Tnuva group. Prior to being appointed as Pluristem’s CFO, Mrs. Franco-Yehuda conducted several rules in the finance department of Pluristem since May 2013. From October 2008 to April 2013, Mrs. Franco-Yehuda served as a manager of audit groups relating to public and private companies in various industries at PricewaterhouseCoopers (PwC) and also as a lecturer of accounting classes at the Open University of Israel from 2009 to 2014. Mrs. Franco-Yehuda holds a bachelor’s degree in economics and accounting from Haifa University and is a certified public accountant in Israel.

Mrs. Franco-Yehuda has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which she complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of her role as a member of the Board of Directors.

In her capacity as an external director of the Company, Ms. Chen Franco-Yehuda shall be entitled to the following:

(i) an annual fee and per-meeting fee in the ‘Maximum Amount’ as set forth in the second and third appendices of the Companies Regulations (Rules for Compensation to External Director) (the “External Directors Compensation Regulations”), according to the Company’s degree as may be from time to time (the “New Annual and Participation Fee”); and

(ii) Ms. Chen Franco-Yehuda shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Current Policy (as defined above) and New Policy.

It shall be clarified that subject to the approval of the appointment of Ms. Ms. Chen Franco-Yehuda as external director and her compensation as mentioned above, all non-executive directors (as defined in Proposal 4 below) shall be entitled to the New Annual and Participation Fee as of the date of this Meeting.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to appoint Ms. Chen Franco-Yehuda for a first three-year term as an external director of the Company, commencing on the date of the Meeting and her entitlement for compensation as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

APPROVAL OF EQUITY-BASED COMPENSATION FOR NON-EXECUTIVE DIRECTORS

At the Meeting, the Company’s shareholders will be requested to approve a grant of options to the Company’s non-executive directors: Mr. Eitan Machover, Ms. Nava Swersky Sofer, Mr. Ziv Dekel, Mr. Yoav Kaplan and Ms. Ms. Chen Franco-Yehuda (“Non-Executive Directors”), all in accordance to the Compensation Policy and the External Directors Compensation Regulations.

Background

According to Companies Law and the External Directors Compensation Regulations, the Board of Directors may approve and recommend to the shareholders to approve an equity-based compensation to the Company’s external directors, only at a time when appointing a Company’s external director and if at the time of the grant there are minimum two “other directors” that are also granted with the same or higher value of options than the value of the equity-based compensation granted to external directors.

General

On June 20, 2022, and June 23, 2022 (the “Date of Grant”), the Compensation Committee, and the Board of Directors approved and recommended to the Company’s shareholders to approve, that subject to the appointment of Ms. Ms. Chen Franco-Yehuda, as described on Proposal No. 3 above, a grant of options to the Company’s Non-Executive Directors, all in accordance with the Compensation Policy and the External Directors Compensation Regulations.

In making its recommendation with regard to the approval of the equity-based compensation to Non-executive Directors, the Compensation Committee and the Board of Directors each have also considered, among others, (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of each of the Non-Executive Directors; (ii) a benchmark work compared to similar companies (in size and/or market value) performed by an external consultant; (iii) that the Options reflect a fair and reasonable value for the grantees’ services.

Suggested Equity-Based Grant

In consideration for their services and contribution in the present and in the future as the Company’s Non-Executive Directors, and as an appropriate incentive they will be each granted with a total of 30,000 options, with a value of approx. NIS 49,000 ($14,215) per year as of the Date of Grant, in the following amounts:

Name	Title	Amount of Granted Options	Value per year of Granted Options
Eitan Machover	External Director	30,000	NIS 49,000
Nava Swersky Sofer	External Director	30,000	NIS 49,000
Ziv Dekel	Independent Director (‘other director’)	30,000	NIS 49,000
Yoav Kaplan	Independent Director (‘other director’)	30,000	NIS 49,000
Chen Franco-Yehuda	Nominee for External Director	30,000	NIS 49,000
Total		150,000	245,000

The Options shall vest during a period of three (3) years, 1/3 at the end of each year, as of the Date of Grant. The exercise price per share shall be NIS 13.78, reflecting the average market share price in the last 30 days prior to the Date of Grant, plus 15%. All other terms of Options shall be in accordance with the Plan.

All of the above option grants are subject to standard three-year vesting under the Option Plan.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Eitan Machover, Ms. Nava Swersky Sofer, Mr. Ziv Dekel, Mr. Yoav Kaplan and Ms. Chen Franco-Yehuda, Options to purchase Ordinary Shares, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 20, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 20, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

By Order of the Board of Directors
Brenmiller Energy Ltd.
Avraham Brenmiller, Chairman of the Board of Directors

BRENMILLER ENERGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, Mr. Ofir Zimmerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on August 25, 2022 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)